The Variable Annuity Contract

issued by

BRIGHTHOUSE LIFE INSURANCE COMPANY

and

BRIGHTHOUSE SEPARATE ACCOUNT A

Series VA
(offered on and after May 2, 2016)

~~May 1, 2017 (as revised~~ _____, ~~2017~~2018~~)~~

This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company (BLIC, the Company, or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has 60 investment choices — a Fixed Account that offers an interest rate guaranteed by us, and 59 Investment Portfolios listed below. We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Brighthouse Funds Trust I (formerly Met Investors Series Trust)

AB Global Dynamic Allocation Portfolio (Class B)*

Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)*

American Funds® Balanced Allocation Portfolio (Class C)

American Funds® Growth Allocation Portfolio (Class C)

American Funds® Growth Portfolio (Class C)

American Funds® Moderate Allocation Portfolio (Class C)

AQR Global Risk Balanced Portfolio (Class B)*

BlackRock Global Tactical Strategies Portfolio (Class B)*

BlackRock High Yield Portfolio (Class B)

Brighthouse Asset Allocation 100 Portfolio (Class B) (formerly MetLife Asset Allocation 100 Portfolio)

Brighthouse Balanced Plus Portfolio (Class B)* (formerly MetLife Balanced Plus Portfolio)

Brighthouse Small Cap Value Portfolio (Class B) (formerly MetLife Small Cap Value Portfolio)

Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B) (formerly Met/Aberdeen Emerging Markets Equity Portfolio)

Brighthouse/Eaton Vance Floating Rate Portfolio (Class B) (formerly Met/Eaton Vance Floating Rate Portfolio)

Brighthouse/Franklin Low Duration Total Return Portfolio (Class B) (formerly Met/Franklin Low Duration Total Return Portfolio)

Clarion Global Real Estate Portfolio (Class B)

ClearBridge Aggressive Growth Portfolio (Class B)

~~Goldman Sachs Mid Cap Value Portfolio (Class B)~~

Harris Oakmark International Portfolio (Class B)

Invesco Balanced-Risk Allocation Portfolio (Class B)*

Invesco Comstock Portfolio (Class B)

Invesco Mid Cap Value Portfolio (Class B)

Invesco Small Cap Growth Portfolio (Class B)

JPMorgan Core Bond Portfolio (Class B)

JPMorgan Global Active Allocation Portfolio (Class B)*

Loomis Sayles Global Markets Portfolio (Class B)

MetLife Multi-Index Targeted Risk Portfolio (Class B)*

MFS® Research International Portfolio (Class B)

PanAgora Global Diversified Risk Portfolio (Class B)*

PIMCO Inflation Protected Bond Portfolio (Class B)

PIMCO Total Return Portfolio (Class B)

Pyramis® Government Income Portfolio (Class B)*

Pyramis® Managed Risk Portfolio (Class B)*

Schroders Global Multi-Asset Portfolio (Class B)*

SSGA Growth and Income ETF Portfolio (Class B)

SSGA Growth ETF Portfolio (Class B)

T. Rowe Price Large Cap Value Portfolio (Class B)

T. Rowe Price Mid Cap Growth Portfolio (Class B)

Wells Capital Management Mid Cap Value Portfolio (Class B) (formerly Goldman Sachs Mid Cap Portfolio)

Brighthouse Funds Trust II (formerly Metropolitan Series Fund)

Baillie Gifford International Stock Portfolio (Class B)

BlackRock Ultra-Short Term Bond Portfolio (Class B)

Brighthouse Asset Allocation 20 Portfolio (Class B) (formerly MetLife Asset Allocation 20 Portfolio)

Brighthouse Asset Allocation 40 Portfolio (Class B) (formerly MetLife Asset Allocation 40 Portfolio)

Brighthouse Asset Allocation 60 Portfolio (Class B) (formerly MetLife Asset Allocation 60 Portfolio)

Brighthouse Asset Allocation 80 Portfolio (Class B) (formerly MetLife Asset Allocation 80 Portfolio)

Brighthouse/Artisan Mid Cap Value Portfolio (Class B) (formerly Met/Artisan Mid Cap Value Portfolio)

Brighthouse/Dimensional International Small Company Portfolio (Class B) (formerly Met/Dimensional International Small Company Portfolio)

Brighthouse/Wellington Core Equity Opportunities Portfolio (Class B) (formerly Met/Wellington Core Equity Opportunities Portfolio)

Frontier Mid Cap Growth Portfolio (Class B)

Jennison Growth Portfolio (Class B)

MetLife Aggregate Bond Index Portfolio (Class G)* (formerly Barclays Aggregate Bond Index Portfolio)

MetLife Mid Cap Stock Index Portfolio (Class G)

MetLife MSCI EAFE® Index Portfolio (Class G) (formerly MSCI EAFE® Index Portfolio)

MetLife Russell 2000® Index Portfolio (Class G) (formerly Russell 2000® Index Portfolio)

MetLife Stock Index Portfolio (Class B)

MFS® Value Portfolio (Class B)

Neuberger Berman Genesis Portfolio (Class B)

T. Rowe Price Large Cap Growth Portfolio (Class B)

Western Asset Management Strategic Bond Opportunities Portfolio (Class B)

Western Asset Management U.S. Government Portfolio (Class B)

* If you elect the GWB v1 rider, you must allocate all of your Purchase Payments and Account Value among these Investment Portfolios. These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the BLIC Variable Annuity Contract.

To learn more about the BLIC Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated May   1, 20172018. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 90 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at **www.brighthousefinancial.com**, or write to us at: 11225 North Community House Road, Charlotte, NC 28277.

The contracts:

• are not bank deposits

• are not FDIC insured

• are not insured by any federal government agency

• are not guaranteed by any bank or credit union

• may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

May 1, 2017 (as revised   , 20172018)

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our Fixed Account and the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed withdrawal benefit (GWB) or a guaranteed lifetime withdrawal benefit (GLWB). (The version of the GLWB that is currently available is referred to as FlexChoice Access, and the version of the GWB that is currently available is referred to as the GWB v1.) We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and any guaranteed amounts due under a GWB or a GLWB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information — The Separate Account.")

The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 7%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract.

You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase. There is no death benefit during the Income Phase, however, depending on the Annuity Option you elect, any remaining guarantee (i.e., cash refund amount or guaranteed Annuity Payments) will be paid to your Beneficiary (or Beneficiaries) (see "Annuity Payments (The Income Phase)" for more information).

Tax Deferral and Certain Owners. The contracts are offered for individuals, some tax qualified and non-tax qualified retirement plans, and certain corporations and other non-natural persons. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. In addition, non-tax qualified contracts owned by a non-natural person such as a corporation or certain other legal entities (other than a trust that holds the contract as agent for a natural person) do not receive tax deferral on earnings. Therefore, there should be reasons other than tax deferral for acquiring the contract by a corporation or certain other legal entities, or within a qualified plan. (See "Federal Income Tax Status.")

State Variations. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, Free Look rights, age issuance limitations, transfer rights and limitations, the right to reject Purchase Payments, the right to assess transfer fees, requirements for unisex annuity rates, the general availability of certain riders, and the availability of certain features of riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.

Free Look. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on

Additional Optional Rider Charges (Note 1)

Guaranteed Withdrawal Benefit (GWB) Rider Charges (Note 2)

(as a percentage of the Total Guaranteed Withdrawal Amount (Note 3))

GWB v1 — maximum charge	1.80%
GWB v1 — current charge	0.90%

Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider Charges

(as a percentage of the Benefit Base (Note 4))

GLWB — maximum charge for all versions	2.00%
GLWB — current charge for FlexChoice Access (Note 5)	~~1.45%~~
	1.35%
GLWB — current charge for FlexChoice (Note 5)	1.20%

GLWB Death Benefit Rider Charges (Note ~~5~~ 6)

(as a percentage of the GLWB Death Benefit Base (Note ~~6~~ 7))

GLWB Death Benefit — maximum charge	1.20%
GLWB Death Benefit — current charge	0.65%

Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")

Note 2. The GWB v1 rider is currently available for purchase in all states except California, Oregon, and Vermont.

Note 3. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefits — Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

Note 4. On the issue date, the Benefit Base is set at an amount equal to your initial Purchase Payment. The Benefit Base is adjusted for subsequent Purchase Payments and may be adjusted for withdrawals. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" for a definition of the term Benefit Base. The GLWB rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.") ~~For contracts issued with the GLWB prior to _____, 2017, the GLWB rider charge was 1.20% at contract issue.~~

Note 5. In states where approved, the version of the GLWB elected with contracts issued on and after _____, 2018, is referred to as FlexChoice Access. Contracts issued with the GLWB prior to _____, 2018, or on or after such date in states where FlexChoice Access is not yet approved, are issued with FlexChoice. FlexChoice Access is currently available for purchase in all states[except _____]. Please speak with your registered representative if you have questions about the version of GLWB you elected. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" for more information about FlexChoice and FlexChoice Access.

Note ~~5~~6. The GLWB Death Benefit may only be elected if the GLWB rider is elected. The GLWB Death Benefit ~~is~~ currently is available for purchase in all states[except _____].

Note 6̶7. On the issue date, the GLWB Death Benefit Base is set at an amount equal to your initial Purchase Payment. The GLWB Death Benefit Base is adjusted for subsequent Purchase Payments and all withdrawals. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — GLWB Death Benefit" for a definition of the term GLWB Death Benefit Base. The GLWB Death Benefit rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

California Free Look Requirements for Purchasers Age 60 and Over. If you elect the GWB v1 rider and you are a California purchaser aged 60 or older, you may allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio during the Free Look period. (See the "Free Look" section below.) After the Free Look period expires, your Account Value will automatically be transferred to one or more of the Investment Portfolios listed above, according to the allocation instructions you have given us. If you allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio and the contract is cancelled during the Free Look period, we will give you back your Purchase Payments. If you do not allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio and the contract is cancelled during the Free Look period, you will only be entitled to a refund of the contract's Account Value, which may be less than the Purchase Payments made to the contract.

Investment Allocation and Other Purchase Payment Restrictions for the GLWB

Investment Allocation Restrictions For Contracts Issued with If you elect the GLWB on rider, or after you must _____ comply with certain investment allocation restrictions. The investment allocation restrictions are different for the two versions of the GLWB, 2017 FlexChoice Access and FlexChoice. Please speak with your registered representative or call our Annuity Service Center if you have any questions about the investment allocation restrictions applicable to your contract.

[INVESTMENT OPTIONS AND PERCENTAGES TO BE UPDATED BY AMENDMENT Investment Allocation Restrictions for FlexChoice Access GLWB]

Allocation. **If you elect the GLWB rider For contracts issued with the FlexChoice, you must comply with certain investment allocation restrictions Access version of the GLWB. Specifically, you must allocate according to either (A) or (B) below:**

(A) You must allocate:

- 100% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio, Option A portfolio Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, Option A American Funds® portfolio Balanced Allocation Portfolio, Option A American Funds®

portfolio Moderate Allocation Portfolio, and AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Brighthouse Asset Allocation 20 Portfolio, Brighthouse Asset Allocation 40 Portfolio, Brighthouse Asset Allocation 60 Portfolio, Brighthouse Balanced Plus Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, Loomis Sayles Global Markets Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis® Managed Risk Portfolio, Schroders Global Multi-Asset Portfolio, or Option A portfolio SSGA Growth and Income ETF Portfolio (you may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the above listed Investment Portfolios; you may not allocate Purchase Payments to the Dollar Cost Averaging DCA program).

OR

(B) You must allocate:

- *up to* [70%] % of Purchase Payments or Account Value to [Platform 1] portfolios; and
- *at least* []% 30% of Purchase Payments or Account Value to [Platform 2] portfolios.

(See the "Optional Enhanced Dollar Cost Averaging Program" section below for information on allocating Purchase Payments to the EDCA account. You may not allocate Purchase Payments to the Dollar Cost Averaging DCA program.)

The investment options in each Platform are:

[Platform 1]

AB Global Dynamic Allocation Portfolio
Allianz Global Investors Dynamic Multi-[Option B1 portfolio Asset Plus Portfolio
Option B1 American Funds® portfolio Balanced Allocation Portfolio
Option B1 American Funds® portfolio Growth Allocation Portfolio
American Funds® Growth Portfolio
American Funds® Moderate Allocation Portfolio
AQR Global Risk Balanced Portfolio
Baillie Gifford International Stock Portfolio
BlackRock Global Tactical Strategies Portfolio
Brighthouse Asset Allocation 100 Portfolio
Brighthouse Asset Allocation 20 Portfolio
Brighthouse Asset Allocation 40 Portfolio

Optional Enhanced Dollar Cost Averaging Program. You may allocate Purchase Payments to the ~~Enhanced Dollar Cost Averaging~~ (EDCA) program. If you choose to allocate a Purchase Payment to the EDCA program, you must allocate the entire Purchase Payment to that program. Any transfer from an EDCA program balance must be allocated in accordance with the investment allocation restrictions described above. In addition, unless you provide us with different instructions, if you made previous Purchase Payments before allocating a Purchase Payment to the EDCA program, all transfers from the EDCA program must be allocated to the same Investment Portfolios as your most recent allocations for Purchase Payments.

Your Purchase Payments and transfer requests must be allocated in accordance with the above limitations. We will reject any Purchase Payments or transfer requests that do not comply with the above limitations.

Rebalancing. If you choose to allocate according to (B) above, we will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the allocation limitations described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the rider issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the 1st day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a Business Day, the reallocation will occur on the next Business Day. Withdrawals from the contract will not result in rebalancing on the date of withdrawal.

The rebalancing requirement described above does not apply if you choose to allocate according to [Option A]. If you choose to allocate according to [Option A], rebalancing is optional and you may choose any available frequency.

Changing Allocation Instructions. You may change your Purchase Payment allocation instructions at any time by providing notice to us at our Annuity Service Center, or any other method acceptable to us, provided that such instructions comply with the investment allocation restrictions described above. Future Purchase Payment

allocations, EDCA Account transfer allocations, and rebalancing will be made in accordance with your revised allocation instructions.

Transfers. Please note that any transfer request must result in an Account Value that meets the allocation limits described above. Any transfer request will not cause your allocation instructions to change unless you provide us with a separate instruction at the time of transfer.

GLWB Additional Information. We determine whether an investment option is available in [Option A] or [Option B] and is classified as [Platform 1] or [Platform 2]. We may determine or change the classification of an investment option in the event that an investment option is added, deleted, substituted, merged or otherwise reorganized. You will not be required to reallocate Purchase Payments or Account Value that you allocated to an investment option before we changed its classification, unless you make a new Purchase Payment or request a transfer among investment options (other than pursuant to rebalancing and ~~Enhanced Dollar Cost Averaging~~ EDCA programs in existence at the time the classification of the investment option changed). If you make a new Purchase Payment or request a transfer among investment options, you will be required to take the new classification into account in the allocation of your entire Account Value. We will provide you with prior written notice of any changes in classification of investment options. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy..

Investment Allocation Restrictions ~~For Contracts Issued with the~~ for FlexChoice GLWB~~prior to _____, 2017~~

If ~~you elected the GLWB rider prior to _____~~ your Contract was issued with the FlexChoice version of the GLWB rider~~, 2017,,~~you must ~~comply with certain investment allocation restrictions. Specifically, you must~~ allocate according to Platform 1 and Platform 2 below. You may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the Investment Portfolios listed below. If you elect the GLWB, you may not participate in the ~~Dollar Cost Averaging~~ (DCA) program.

The Guaranteed Withdrawal Benefit rider charge is 0.90% of the Total Guaranteed Withdrawal Amount.

If: you make a full withdrawal (surrender) of your Account Value; you apply all of your Account Value to an Annuity Option; there is a change in Owners, Joint Owners or Annuitants (if the Owner is a non-natural person); the contract terminates (except for a termination due to death); or you assign your contract, a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change.

If the Guaranteed Withdrawal Benefit rider is terminated because of the death of the Owner, Joint Owner or Annuitant (if the Owner is a non-natural person), or if the rider is cancelled pursuant to the cancellation provisions of the rider, no rider charge will be assessed based on the period from the most recent contract anniversary to the date the termination or cancellation takes effect.

The Guaranteed Withdrawal Benefit rider charge is not assessed while your Remaining Guaranteed Withdrawal Amount (see "Living Benefits — Guaranteed Withdrawal Benefit — Operation of the Guaranteed Withdrawal Benefit") equals zero.

The Guaranteed Withdrawal Benefit rider charge is deducted from your Account Value pro rata from each Investment Portfolio, the Fixed Account and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.

We reserve the right to increase the Guaranteed Withdrawal Benefit rider charge upon an Automatic Annual Step-Up. The increased rider charge will apply after the contract anniversary on which the Automatic Annual Step-Up occurs. If an Automatic Annual Step-Up occurs under the Guaranteed Withdrawal Benefit rider, we may reset the rider charge applicable beginning after the contract anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up. The GWB Maximum Fee Rate is 1.80%.

Guaranteed Lifetime Withdrawal Benefit — Rider Charge

The Guaranteed Lifetime Withdrawal Benefit (GLWB) rider is available for an additional charge of ~~1.45%~~1.35% of the Benefit Base (see "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB") for the FlexChoice Access version, deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your ~~Enhanced Dollar Cost Averaging~~ EDCA Program balance and Account Value in the Separate Account. For ~~contracts issued with the GLWB prior to _____~~ the FlexChoice GLWB rider, ~~2017,~~the ~~GLWB~~ rider charge ~~was 1.20% at contract issue~~is 1.20%.

We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or (b) the current rate that we would charge for the same rider with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/Annuitant, or the assignment.

If a GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the rider, no GLWB rider charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

GLWB Death Benefit — Rider Charge
The GLWB Death Benefit may only be elected if you have also elected the GLWB rider.

The GLWB Death Benefit is available for an additional charge of 0.65% of the GLWB Death Benefit Base (see

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

- the New York Stock Exchange is closed (other than customary weekend and holiday closings);

- trading on the New York Stock Exchange is restricted;

- an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or

- during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law, but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7. LIVING BENEFITS

Overview of Living Benefit Riders

We offer optional living benefit riders that, for certain additional charges, offer protection against market risk (the risk that your investments may decline in value or underperform your expectations). Only one of these riders may be elected, and the rider must be elected at contract issue. These optional riders are described briefly below. Please see the more detailed description that follows for important information on the costs, restrictions, and availability of each optional rider. We currently offer two types of living benefit riders — a guaranteed withdrawal benefit and a guaranteed lifetime withdrawal benefit:

Guaranteed Withdrawal Benefit

- Guaranteed Withdrawal Benefit (GWB v1)

The Guaranteed Withdrawal Benefit rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire

amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider.

Guaranteed Lifetime Withdrawal Benefit

- Guaranteed Lifetime Withdrawal Benefit (GLWB) = FlexChoice Access

- Guaranteed Lifetime Withdrawal Benefit (GLWB) = FlexChoice

The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance. The guarantee is subject to the conditions described in "Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB," including the condition that withdrawals before a defined age or withdrawals that exceed the maximum amount allowed under the rider in a Contract Year will reduce or eliminate the guarantee. In states where approved, you may also elect the GLWB Death Benefit for an additional charge if you elect the GLWB rider.

Guaranteed Withdrawal Benefit

If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to assure that your entire Purchase Payment will be guaranteed to be returned to you, we offer an optional rider for an additional charge, called the Guaranteed Withdrawal Benefit (GWB). The purpose of the GWB rider is to provide protection against market risk (the risk that the Account Value allocated to the Investment Portfolio(s) may decline in value or underperform your expectations).

The GWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider. You may begin taking withdrawals under the GWB rider immediately or at a later time. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the Purchase Payments you made during the time period specified in your rider has been returned to you.

In states where approved, you may purchase the GWB rider if you are age 80 or younger on the effective date of your

Guaranteed Lifetime Withdrawal Benefit

If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to guarantee that you will receive lifetime income regardless of investment performance (subject to the conditions described in "Operation of the GLWB" below, including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee), we offer a rider for an additional charge, called the Guaranteed Lifetime Withdrawal Benefit (GLWB). Currently we offer two variations of the GLWB rider: Level and Expedite (see "GLWB Variations" below.)

The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below. You may begin taking withdrawals under the GLWB rider immediately or at a later time; however, any withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base (see "Managing Your Withdrawals" below).

In states where approved, you may purchase the GLWB rider if you are at least age [50] and not older than age [85] on the effective date of your contract. The current version of the GLWB is referred to as FlexChoice Access. For contracts issued prior to _____, 2018, or after that date in states where FlexChoice Access is not yet approved, the version of GLWB is referred to as FlexChoice. (Please refer to the GLWB Rate Table at the end of this section for the states in which the GLWB is currently available for purchase.) You may not select this rider together with the GWB v1 rider, the optional Annual Step-Up Death Benefit, or the Earnings Preservation Benefit. Once selected, the GLWB rider may not be terminated except as stated below.

Summary of the GLWB

The following section provides a summary of how the GLWB rider works. A more detailed explanation of the operation of the GLWB rider is provided in the section below called "Operation of the GLWB."

The GLWB rider guarantees that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below (including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee

or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee). **The GLWB rider does not guarantee lifetime income if your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or a withdrawal that is an Excess Withdrawal (see "Managing Your Withdrawals" below).**

Under the GLWB rider, we calculate a Benefit Base (the "Benefit Base") that determines the maximum amount you may receive as withdrawals each Contract Year after the Lifetime Withdrawal Age (the "Annual Benefit Payment") without reducing your Benefit Base, and determines the amount of any lifetime payments if the Account Value is reduced to zero. The Benefit Base is multiplied by the applicable GLWB Withdrawal Rate while the Account Value is greater than zero to determine your Annual Benefit Payment. The Benefit Base is multiplied by the applicable GLWB Lifetime Guarantee Rate to determine your Annual Benefit Payment if your Account Value is reduced to zero and lifetime payments are to begin. The Benefit Base will be reduced for any withdrawal prior to the Lifetime Withdrawal Age or any Excess Withdrawal (and any subsequent withdrawals in the Contract Year that an Excess Withdrawal occurs). In any event, withdrawals under the GLWB rider will reduce your Account Value and death benefits.

It is important to recognize that the Benefit Base is not available to be taken as a lump sum or paid as a death benefit and does not establish or guarantee your Account Value or a minimum return for any Investment Portfolio. However, if you cancel the GLWB rider after a waiting period of at least ten (10) years (the "Guaranteed Principal Adjustment Eligibility Date") the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract reduced proportionately for any withdrawals, if greater than the Account Value at the time of the cancellation. (See "Cancellation and Guaranteed Principal Adjustment" below.)

While the GLWB rider is in effect, we may reject subsequent Purchase Payments by sending advance written notice if any of the changes listed in the section "Investment Allocation Restrictions for Certain Riders — Investment Allocation and Other Purchase Payment Restrictions for the GLWB — Potential Restrictions on Subsequent Purchase Payments" occur. Restrictions on subsequent Purchase Payments will remain

As long as your Account Value has not been reduced to zero, your Annual Benefit Payment equals the applicable GLWB Withdrawal Rate multiplied by the Benefit Base.

If your contract is subject to Required Minimum Distributions (see "Required Minimum Distributions" below), your Annual Benefit Payment will be set equal to your Required Minimum Distribution Amount, if greater than the Annual Benefit Payment calculated as described above.

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money — Systematic Withdrawal Program"). While the GLWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.

It is important to note:

- If your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero. Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate (see "GLWB Rate Table") multiplied by the Benefit Base, to you for the rest of your life. If, however, your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

- If your Account Value is reduced to zero prior to the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the GLWB Lifetime Guarantee Rate that corresponds to the Lifetime Withdrawal Age to you for the rest of your life.

- **If your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or because you make an Excess Withdrawal, lifetime payments are not available, no further benefits will be**

payable under the GLWB rider, and the GLWB rider will terminate.

- Joint Lifetime Guarantee Rate option: If your contract has not been continued under Spousal Continuation described below, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

- While we are making Annual Benefit Payments after the Account Value is reduced to zero, no death benefit will be available.

- **If you have selected the GLWB rider, you should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the GLWB rider, because the Benefit Base may not be increased by the Rollup Rate and the GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal may result in a higher GLWB Withdrawal Rate.** If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

- At any time during the Accumulation Phase, you can elect to annuitize under current annuity rates in lieu of continuing the GLWB rider. Annuitization may provide higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB rider. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB rider.

- **For ~~contracts issued prior to~~ ~~FlexChoice , 2017 only~~**:You may elect to receive a lump sum in lieu of lifetime payments. The lump sum value will be determined as of the date the Account Value is reduced to zero and will be a value determined based on the Annual Benefit Payments due to you, not including any Remaining Annual Benefit Payment payable in the current Contract Year. You will have a minimum of 30 days from the date of the Notice of this option to make this election. The lump sum will be payable on the Business Day the Notice is received. Payment of the lump sum will terminate the contract and all obligations of the Company.

GLWB Variations. We currently offer two variations of the GLWB rider. The two variations are Level and Expedite. For contracts issued on or after ————————FlexChoice Access, 2017,these variations are referred to as "————————FlexChoice Access Level" and "————————FlexChoice Access Expedite.," For contracts issued prior to ————————FlexChoice, 2017the, these variations are referred to as "FlexChoice Level" and "FlexChoice Expedite." The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation you choose. Depending on your expectations and preferences, you can choose the variation that best meets your needs.

Prior to issuance, you must select either:

- Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or

- Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

Prior to issuance, you must select either:

- Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or

- Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

Managing Your Withdrawals. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. **If you do take an Excess Withdrawal, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value and reduce the Annual Benefit Payment to the new Benefit Base multiplied by the applicable GLWB Withdrawal Rate.** In addition, you should not take withdrawals of any amount prior to the Lifetime Withdrawal Age. **If you take a withdrawal prior to the Lifetime Withdrawal Age, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value. These reductions in the Benefit Base caused by withdrawals prior to the Lifetime Withdrawal Age, and in the Benefit Base and the Annual Benefit Payment caused by Excess Withdrawals, may be significant.** You are still eligible to receive lifetime payments so long as the Excess Withdrawal or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. **An Excess Withdrawal (or any withdrawal prior to Lifetime Withdrawal Age) that reduces the Account Value to zero will terminate the contract and cause lifetime payments to not be available.**

If you take an Excess Withdrawal in a Contract Year, you may be able to reduce the impact of the Excess Withdrawal on your Benefit Base and Annual Benefit Payment by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce your Benefit Base (and Annual Benefit Payment). The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will reduce your Benefit Base and Annual Benefit Payment. For an example of taking multiple withdrawals in this situation, see Appendix E, "Withdrawals – Withdrawals After the Lifetime Withdrawal Age – Excess Withdrawals."

because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero (see "Annual Benefit Payment" above). Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate multiplied by the Benefit Base, to you for the rest of your life. If your Account Value is reduced to zero after the Lifetime Withdrawal Age because there are insufficient funds to deduct any rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

- Joint Lifetime Guarantee Rate Option: At the time your Account Value is reduced to zero, we will then begin making monthly payments using the applicable Single Lifetime Guarantee Rate unless you elect to have your Annual Benefit Payments paid for the life of you and your spouse using the applicable Joint Lifetime Guarantee Rate. You may elect a Joint Lifetime Guarantee rate only if 1) your spouse is no younger than the Minimum Spousal Age and 2) your contract has not been continued under the Spousal Continuation provision described above.

Different Versions of the GLWB. From time to time, we may introduce new versions of the GLWB rider. If we introduce a new version of the rider, we generally will do so by updating the GLWB Rate Table to show the new version, together with any prior versions, the dates each rider version was offered, and the specific rates and other terms applicable to each version. Changes to the GLWB Rate Table after the date of this prospectus, reflecting a new version of the rider, will be made in a supplement to the prospectus.

GLWB RATE TABLE[~~TO BE UPDATED BY AMENDMENT~~]

FlexChoice Access Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate *(When Account Value is greater than $0)*[2]		GLWB Lifetime Guarantee Rate *(When Account Value is reduced to $0)*	
_/_/17[1]	—	[5.00]%	10th Contract Anniversary	59½	*Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.*	*Age at 1st Withdrawal After Age 59½*	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
						59½ to less than 65	[4.00]%	[4.00]%	[3.00]%
						65 to less than 75	[5.00]%	[5.00]%	[4.00]%
						75 to less than 80	[5.25]%	[5.25]%	[4.25]%
						80+	[5.75]%	[5.75]%	[4.75]%
~~05/02/16~~ _/_/~~17~~18[1]	—	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	*Age at 1st Withdrawal After Age 59½*	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
						59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	4.00%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

FlexChoice Access Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)		
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Age When Account Value is Reduced to Zero*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
[/ /17]1	*—*	*[5.00]%*	*10th Contract Anniversary*	*59½*	*Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.*	*59½ to less than 65*	*[5.00]%*	*79 or younger*	*[3.00]%*	*[2.00]%*
								80+	*[3.25]%*	*[2.25]%*
						65 to less than 75	*[6.00]%*	*79 or younger*	*[4.00]%*	*[3.00]%*
								80+	*[4.25]%*	*[3.25]%*
						75 to less than 80	*[6.00]%*	*79 or younger*	*[4.00]%*	*[3.00]%*
								80+	*[4.25]%*	*[3.25]%*
						80+	*[6.75]%*	*79 or younger*	*N/A*	*N/A*
								80+	*[5.00]%*	*[4.00]%*
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Age When Account Value is Reduced to Zero*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
~~05/02/16~~ / /17 18 1	—	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

FlexChoice Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate *(When Account Value is greater than $0)*[2]		GLWB Lifetime Guarantee Rate *(When Account Value is reduced to $0)*	
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
05/02/16	__/__/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	4.00%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

FlexChoice Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate *(When Account Value is greater than $0)*[2]		GLWB Lifetime Guarantee Rate *(When Account Value is reduced to $0)*		
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Age When Account Value is Reduced to Zero*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
05/02/16	__/__/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

(1). ~~The GLWB~~ FlexChoice Access currently is available for purchase in all states except [_____]. ~~The GLWB Death Benefit is currently~~ FlexChoice currently is available for purchase ~~in all states except~~ only in [_____]. The GLWB Death Benefit is available for purchase in all states.

2. When the Account Value is greater than $0, only one GLWB Withdrawal Rate will apply. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age and is independent of your election of payments using the applicable Single or Joint Lifetime Guarantee Rate when your Account Value is reduced to $0.

such changes and we guarantee that the modification will not affect your Account Value.

We are obligated to pay all money we owe under the contracts — such as death benefits and income payments — even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit, optional Guaranteed Withdrawal Benefit, or optional Guaranteed Lifetime Withdrawal Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. BLIC is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

The investment advisers to certain of the Investment Portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, BLIC has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.

Distributor

We have entered into a distribution agreement with our affiliate, Brighthouse Securities, LLC (Distributor), 11225 North Community House Road, Charlotte, NC 28277, for the distribution of the contracts. Prior to March 6, 2017, the distributor of the contracts was MetLife Investors Distribution Company. ~~Distributor~~ Both the Company and Distributor are indirect, wholly owned subsidiaries of BHF. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

Distributor, and in certain cases, we, have entered into selling agreements with ~~other~~ unaffiliated selling firms for the sale of the contracts No selling firms are affiliated with us or Distributor. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including sales distribution expenses.

All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See the Investment Portfolio prospectuses for more information.) These payments range up to 0.55% of Separate Account assets invested in the particular Investment Portfolio.

Selling Firms

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with unaffiliated selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Registered representatives of the selling firms may also receive non-cash compensation, pursuant to their firm's guidelines, directly from us or Distributor.

Compensation Paid to Selling Firms. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 8% of Purchase Payments, along with annual trail commissions up to 1.20% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin

The Variable Annuity Contract

issued by

BRIGHTHOUSE LIFE INSURANCE COMPANY

and

BRIGHTHOUSE SEPARATE ACCOUNT A

Series S (offered on and after May 2, 2016)

Series S – L Share Option (offered on and after May 2, 2016)

~~May 1, 2017 (as revised~~ __________, ~~2017~~2018~~)~~

This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company (BLIC~~,~~ the Company, or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has ~~24~~60 investment choices. — a Fixed Account that offers an interest rate guaranteed by us, and 59 Investment Portfolios listed below. We restrict the investment choices available to you if you elect the GWB v1 rider or the GLWB rider. Please see "Purchase Payments — Investment Allocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Brighthouse Funds Trust I~~(formerly Met Investors Series Trust)~~

AB Global Dynamic Allocation Portfolio (Class B)*
Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)*
American Funds® Balanced Allocation Portfolio (Class C)
American Funds® Growth Allocation Portfolio (Class C)
American Funds® Growth Portfolio (Class C)
American Funds® Moderate Allocation Portfolio (Class C)
AQR Global Risk Balanced Portfolio (Class B)*
BlackRock Global Tactical Strategies Portfolio (Class B)*
~~Brighthouse Asset Allocation 100~~ BlackRock High Yield Portfolio (Class B)~~(formerly MetLife Asset Allocation 100 Portfolio)~~
Brighthouse Asset Allocation 100 Portfolio (Class B)
Brighthouse Balanced Plus Portfolio (Class B)*~~(formerly MetLife Balanced Plus Portfolio)~~
Brighthouse Small Cap Value Portfolio (Class B)
Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B)
Brighthouse/Eaton Vance Floating Rate Portfolio (Class B)
Brighthouse/Franklin Low Duration Total Return Portfolio (Class B)
Clarion Global Real Estate Portfolio (Class B)
ClearBridge Aggressive Growth Portfolio (Class B)
Goldman Sachs Mid Cap Value Portfolio (Class B)
Harris Oakmark International Portfolio (Class B)
Invesco Balanced-Risk Allocation Portfolio (Class B)*
Invesco Comstock Portfolio (Class B)
Invesco Mid Cap Value Portfolio (Class B)
Invesco Small Cap Growth Portfolio (Class B)
JPMorgan Core Bond Portfolio (Class B)
JPMorgan Global Active Allocation Portfolio (Class B)*
Loomis Sayles Global Markets Portfolio (Class B)
MetLife Multi-Index Targeted Risk Portfolio (Class B)*
MFS® Research International Portfolio (Class B)
PanAgora Global Diversified Risk Portfolio (Class B)*
PIMCO Inflation Protected Bond Portfolio (Class B)
PIMCO Total Return Portfolio (Class B)
Pyramis® Government Income Portfolio (Class B)*
Pyramis® Managed Risk Portfolio (Class B)*
Schroders Global Multi-Asset Portfolio (Class B)*
SSGA Growth and Income ETF Portfolio (Class B)

SSGA Growth ETF Portfolio (Class B)

T. Rowe Price Large Cap Value Portfolio (Class B)

T. Rowe Price Mid Cap Growth Portfolio (Class B)

Brighthouse Funds Trust II ~~(formerly Metropolitan Series Fund)~~

Baillie Gifford International Stock Portfolio (Class B)

BlackRock Ultra-Short Term Bond Portfolio (Class B)

Brighthouse Asset Allocation 20 Portfolio (Class B) ~~(formerly MetLife Asset Allocation 20 Portfolio)~~

Brighthouse Asset Allocation 40 Portfolio (Class B) ~~(formerly MetLife Asset Allocation 40 Portfolio)~~

Brighthouse Asset Allocation 60 Portfolio (Class B) ~~(formerly MetLife Asset Allocation 60 Portfolio)~~

Brighthouse Asset Allocation 80 Portfolio (Class B) ~~(formerly MetLife Asset Allocation 80 Portfolio)~~

Brighthouse/Artisan Mid Cap Value Portfolio (Class B)

Brighthouse/Dimensional International Small Company Portfolio (Class B)

Brighthouse/Wellington Core Equity Opportunities Portfolio (Class B)

Frontier Mid Cap Growth Portfolio (Class B)

Jennison Growth Portfolio (Class B)

MetLife Aggregate Bond Index Portfolio (Class G)~~*(formerly Barclays Aggregate Bond Index Portfolio)~~

MetLife Mid Cap Stock Index Portfolio (Class G)

MetLife MSCI EAFE® Index Portfolio (Class G)

MetLife Russell 2000® Index Portfolio (Class G)

MetLife Stock Index Portfolio (Class B)

MFS® Value Portfolio (Class B)

Neuberger Berman Genesis Portfolio (Class B)

T. Rowe Price Large Cap Growth Portfolio (Class B)

Western Asset Management Strategic Bond Opportunities Portfolio (Class B)

~~* If you elect the GWB v1 rider~~Western Asset Management U~~, you must allocate all of your Purchase Payments and Account Value among these Investment Portfolios.~~S. ~~These Investment~~Government Portfolio ~~(Portfolios~~Class ~~are also available for investment if you do not elect the GWB v1 rider~~B.~~)~~

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the BLIC Variable Annuity Contract.

To learn more about the BLIC Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated ~~May~~ _____ ~~1~~, ~~2017~~2018. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 86 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at **www.brighthousefinancial.com**, or write to us at: 11225 North Community House Road, Charlotte, NC 28277.

The contracts:
- are not bank deposits
- are not FDIC insured
- are not insured by any federal government agency
- are not guaranteed by any bank or credit union
- may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

~~May 1, 2017 (as revised~~ _____, ~~2017~~2018)

2

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed withdrawal benefit (GWB) or a guaranteed lifetime withdrawal benefit (GLWB). (The version of the GLWB that is currently available is referred to as FlexChoice Access, and the version of the GWB that is currently available is referred to as the GWB v1.) We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and any guaranteed amounts due under a GWB or a GLWB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information — The Separate Account.")

The contract allows you to select one of two different charge structures, referred to as a class, based on your specific situation. Each class imposes different withdrawal charges and mortality and expense charges. Depending on your expectations and preferences, you can choose the class that best meets your needs.

Prior to issuance, you must select either:

- Series S, which imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each Purchase Payment, reducing annually over seven years, and a mortality and expense charge that is lower for the first four years than the mortality and expense charge of Series S – L Share Option; or

- Series S – L Share Option, which imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each Purchase Payment, reducing annually over four years, and a mortality and expense charge that is higher for the first four years than the mortality and expense charge of Series S.

If you elect the Series S - L Share Option, assuming you only submit the initial Purchase Payment, you may make a complete withdrawal from your contract in the fifth Contract Year (i.e., the Contract Year starting on the day after your fourth contract anniversary) without paying a withdrawal charge, whereas you would need to wait until the eighth Contract Year (i.e., the Contract Year starting on the day after your seventh contract anniversary) under Series S to make a complete withdrawal without a withdrawal charge. This feature will give you earlier access to contract value without paying a withdrawal charge if you elect the Series S - L Share Option. However, the Series S - L Share Option has a higher mortality and expense charge for the first four Contract Years. **Assuming an initial Purchase Payment only and no subsequent Purchase Payments, the combination of the mortality and expense charge and the applicable withdrawal charge associated with Series S - L Share Option may exceed the corresponding combined expenses associated with Series S in all Contract Years except the fifth Contract Year. Further, the combined expenses of Series S - L Share Option may exceed the combined expenses associated with Series S even during the fifth Contract Year, depending on your actual investment return.** If, however, you make subsequent Purchase Payments after your initial Purchase Payment, depending on the timing of those payments and your actual investment return, there may be Contract Years when the combined expenses of Series S - L Share Option are lower than the combined expenses of Series S. You should carefully consider which of the two classes is appropriate for you.

The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 7%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

Additional Optional Rider Charges (Note 1)

Guaranteed Withdrawal Benefit (GWB) Rider Charges (Note 2)

(as a percentage of the Total Guaranteed Withdrawal Amount (Note 3))

GWB v1 — maximum charge	1.80%
GWB v1 — current charge	0.90%

Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider Charges

(as a percentage of the Benefit Base (Note 4))

GLWB — maximum charge for all versions	2.00%
GLWB — current charge for FlexChoice Access (Note 5)	~~1.45%~~
	1.35%
GLWB — current charge for FlexChoice (Note 5)	1.20%

GLWB Death Benefit Rider Charges (Note ~~5~~ 6)

(as a percentage of the GLWB Death Benefit Base (Note ~~6~~ 7))

GLWB Death Benefit — maximum charge	1.20%
GLWB Death Benefit — current charge	0.65%

Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")

Note 2. The GWB v1 rider is currently available for purchase in all states except California, Oregon, and Vermont.

Note 3. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefits — Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

Note 4. On the issue date, the Benefit Base is set at an amount equal to your initial Purchase Payment. The Benefit Base is adjusted for subsequent Purchase Payments and may be adjusted for withdrawals. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" for a definition of the term Benefit Base. The GLWB rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.") ~~For contracts issued with the GLWB prior to _____, 2017, the GLWB rider charge was 1.20% at contract issue.~~

Note 5. In states where approved, the version of the GLWB elected with contracts issued on and after _____, 2018, is referred to as FlexChoice Access. Contracts issued with the GLWB prior to _____, 2018, or on or after such date in states where FlexChoice Access is not yet approved, are issued with FlexChoice. FlexChoice Access is currently available for purchase in all states[except _____]. Please speak with your registered representative if you have questions about the version of GLWB you elected. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" for more information about FlexChoice and FlexChoice Access.

Note ~~5~~6. The GLWB Death Benefit may only be elected if the GLWB rider is elected. The GLWB Death Benefit ~~is~~ currently is available for purchase in all states[except _____].

Note 6̶7. On the issue date, the GLWB Death Benefit Base is set at an amount equal to your initial Purchase Payment. The GLWB Death Benefit Base is adjusted for subsequent Purchase Payments and all withdrawals. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — GLWB Death Benefit" for a definition of the term GLWB Death Benefit Base. The GLWB Death Benefit rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

- (g)JPMorgan Global Active Allocation Portfolio
- MetLife Aggregate Bond Index Portfolio
- (h)MetLife Multi-Index Targeted Risk Portfolio
- (i)PanAgora Global Diversified Risk Portfolio
- Pyramis® Government Income Portfolio
- (j)Pyramis® Managed Risk Portfolio
- (k)Schroders Global Multi-Asset Portfolio

In addition, you may allocate Purchase Payments and Account Value to the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio.No other Investment Portfolios are available with the GWB v1 rider.

The Investment Portfolios listed above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GWB v1 rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GWB v1 rider is not selected may offer the potential for higher returns. Before you select the GWB v1 rider, you and your financial representative should carefully consider whether the investment options available with the GWB v1 rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

If you elect the GWB v1 rider, you may not participate in the Dollar Cost Averaging (DCA) program.

Restrictions on Investment Allocations After Rider Terminates. If you elected the GWB v1 rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios. (For information on the termination of the GWB v1 rider, see the description of the rider in the "Living Benefits" section.)

Restriction on Subsequent Purchase Payments.
While the GWB v1 rider is in effect, you are limited to making Purchase Payments within the GWB Purchase

Payment Period (see "Living Benefits — GWB Rate Table"). However, we will permit you to make a subsequent Purchase Payment after the GWB Purchase Payment Period when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in "Purchase — Termination for Low Account Value"; or (b) the GWB v1 rider charge is greater than your Account Value. If the GWB v1 rider is cancelled (see "Living Benefits — Operation of the Guaranteed Withdrawal Benefit — Cancellation and Guaranteed Principal Adjustment") or terminated (see "Living Benefits — Operation of the Guaranteed Withdrawal Benefit — Termination of the GWB Rider"), the restriction on subsequent Purchase Payments no longer applies.

California Free Look Requirements for Purchasers Age 60 and Over. If you elect the GWB v1 rider and you are a California purchaser aged 60 or older, you may allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio during the Free Look period. (See the "Free Look" section below.) After the Free Look period expires, your Account Value will automatically be transferred to one or more of the Investment Portfolios listed above, according to the allocation instructions you have given us. If you allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio and the contract is cancelled during the Free Look period, we will give you back your Purchase Payments. If you do not allocate your Purchase Payments to the BlackRock Ultra-Short Term Bond Portfolio and the contract is cancelled during the Free Look period, you will only be entitled to a refund of the contract's Account Value, which may be less than the Purchase Payments made to the contract.

Investment Allocation and Other Purchase Payment Restrictions for the GLWB

Investment Allocation Restrictions ~~For Contracts Issued with the~~ **for the FlexChoice Access GLWB** ~~on or after~~**Rider** ~~————, 2017~~

[INVESTMENT OPTIONS AND PERCENTAGES TO BE UPDATED BY AMENDMENT]

Allocation. If you elect the FlexChoice Access GLWB rider, you must comply with certain investment allocation restrictions. **Specifically, you must allocate according to** either **(A) or (B) below:**

(A) You must allocate:

before we changed its classification, unless you make a new Purchase Payment or request a transfer among investment options (other than pursuant to rebalancing). If you make a new Purchase Payment or request a transfer among investment options, you will be required to take the new classification into account in the allocation of your entire Account Value. We will provide you with prior written notice of any changes in classification of investment options. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy..

Investment Allocation Restrictions ~~For Contracts Issued with the~~ for the FlexChoice GLWB ~~prior to~~Rider ~~—————, 2017~~

If you ~~elected the GLWB rider prior to —————~~purchased a contract with the FlexChoice GLWB rider~~, 2017,~~,you must comply with certain investment allocation restrictions. Specifically, you must allocate according to Platform 1 and Platform 2 below. If you elect the GLWB, you may not participate in the Dollar Cost Averaging (DCA) program.

Platform 1

You must allocate:

*   a minimum of 80% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio, Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Brighthouse Balanced Plus Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Aggregate Bond Index Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis® Government Income Portfolio, Pyramis® Managed Risk Portfolio, and Schroders Global Multi-Asset Portfolio.

AND

Platform 2

You may allocate:

*   a maximum of 20% of Purchase Payments or Account Value among the American Funds® Balanced Allocation Portfolio, American Funds® Moderate Allocation Portfolio, Brighthouse Asset Allocation 20 Portfolio, Brighthouse Asset Allocation 40 Portfolio,

Brighthouse Asset Allocation 60 Portfolio, and SSGA Growth and Income ETF Portfolio.

The investment choices listed in Platform 1 above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GLWB rider is not selected may offer the potential for higher returns. Before you select a GLWB rider, you and your financial representative should carefully consider whether the investment choices available with the GLWB rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

Restrictions on Investment Allocations After the GLWB Rider Terminates. If you elected the GLWB rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios. For information on the termination of the GLWB rider, see the description of the GLWB in the "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" section.

Subsequent Purchase Payments. Subsequent Purchase Payments must be allocated in accordance with the above investment allocation restrictions.

Your Purchase Payments and transfer requests must be allocated in accordance with the above investment allocation restrictions. We will reject any Purchase Payments or transfer requests that do not comply with the above investment allocation restrictions.

Rebalancing. We will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the investment allocation restrictions described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on

Administration Charge. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

Account Fee

During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior Contract Year if your Account Value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $50,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.

Guaranteed Withdrawal Benefit — Rider Charge

If you elect the Guaranteed Withdrawal Benefit (GWB) rider, a charge is deducted from your Account Value during the Accumulation Phase on each contract anniversary. The charge is a percentage of the Total Guaranteed Withdrawal Amount (see "Living Benefits — Guaranteed Withdrawal Benefit — Operation of the Guaranteed Withdrawal Benefit") on the contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.

The Guaranteed Withdrawal Benefit rider charge is 0.90% of the Total Guaranteed Withdrawal Amount.

If: you make a full withdrawal (surrender) of your Account Value; you apply all of your Account Value to an Annuity Option; there is a change in Owners, Joint Owners or Annuitants (if the Owner is a non-natural person); the contract terminates (except for a termination due to death);

or you assign your contract, a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change.

If the Guaranteed Withdrawal Benefit rider is terminated because of the death of the Owner, Joint Owner or Annuitant (if the Owner is a non-natural person), or if the rider is cancelled pursuant to the cancellation provisions of the rider, no rider charge will be assessed based on the period from the most recent contract anniversary to the date the termination or cancellation takes effect.

The Guaranteed Withdrawal Benefit rider charge is not assessed while your Remaining Guaranteed Withdrawal Amount (see "Living Benefits — Guaranteed Withdrawal Benefit — Operation of the Guaranteed Withdrawal Benefit") equals zero.

The Guaranteed Withdrawal Benefit rider charge is deducted from your Account Value pro rata from each Investment Portfolio. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.

We reserve the right to increase the Guaranteed Withdrawal Benefit rider charge upon an Automatic Annual Step-Up. The increased rider charge will apply after the contract anniversary on which the Automatic Annual Step-Up occurs. If an Automatic Annual Step-Up occurs under the Guaranteed Withdrawal Benefit rider, we may reset the rider charge applicable beginning after the contract anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up. The GWB Maximum Fee Rate is 1.80%.

Guaranteed Lifetime Withdrawal Benefit — Rider Charge

~~The~~ For the FlexChoice Access GLWB rider, the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider is available for an additional charge of ~~1.45%~~1.35% of the Benefit Base (see "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your Account Value in the Separate Account. For ~~contracts issued with the GLWB prior to _____~~the FlexChoice

GLWB rider, ~~2017,~~the ~~GLWB~~ rider charge ~~was 1.20% at contract issue~~is 1.20%.

We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or (b) the current rate that we would charge for the same rider with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/Annuitant, or the assignment.

If a GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the rider, no GLWB rider charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

GLWB Death Benefit — Rider Charge

The GLWB Death Benefit may only be elected if you have also elected the GLWB rider.

The GLWB Death Benefit is available for an additional charge of 0.65% of the GLWB Death Benefit Base (see "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — GLWB Death Benefit"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your Account Value in the Separate Account. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not

exceed the lower of: (a) the GLWB Death Benefit maximum charge (1.20%) or (b) the current rate that we would charge for the same optional death benefit with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB Death Benefit charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/Annuitant, or the assignment.

If the GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the GLWB rider, no GLWB Death Benefit charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

Withdrawal Charge

We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then

2. The free withdrawal amount described below (deducted from Purchase Payments not previously withdrawn, in the order such Purchase Payments were made, with the oldest Purchase Payment first, as described below); then

3. Purchase Payments not previously withdrawn, in the order such Purchase Payments were made: the oldest Purchase Payment first, the next Purchase Payment

without causing a proportionate reduction in the benefit base used to calculate the guaranteed amount provided by an optional rider, as described in the "Living Benefits" and "Death Benefit" sections. The withdrawal could have a significant negative impact on the death benefit and on any optional rider benefit.

Systematic Withdrawal Program

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.

Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

*   the New York Stock Exchange is closed (other than customary weekend and holiday closings);

*   trading on the New York Stock Exchange is restricted;

*   an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or

*   during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7.   LIVING BENEFITS

Overview of Living Benefit Riders

We offer optional living benefit riders that, for certain additional charges, offer protection against market risk (the risk that your investments may decline in value or underperform your expectations). Only one of these riders may be elected, and the rider must be elected at contract issue. These optional riders are described briefly below. Please see the more detailed description that follows for important information on the costs, restrictions, and availability of each optional rider. We currently offer two types of living benefit riders — a guaranteed withdrawal benefit and a guaranteed lifetime withdrawal benefit:

Guaranteed Withdrawal Benefit

*   Guaranteed Withdrawal Benefit (GWB v1)

The Guaranteed Withdrawal Benefit rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider.

Guaranteed Lifetime Withdrawal Benefit

*   Guaranteed Lifetime Withdrawal Benefit (GLWB) — FlexChoice Access

*   Guaranteed Lifetime Withdrawal Benefit (GLWB) — FlexChoice

The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance. The guarantee is subject to the conditions described in "Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB," including the condition that withdrawals before a defined age or withdrawals that exceed the maximum amount allowed under the rider in a Contract Year will reduce or eliminate

Guaranteed Lifetime Withdrawal Benefit

If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to guarantee that you will receive lifetime income regardless of investment performance (subject to the conditions described in "Operation of the GLWB" below, including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee), we offer a rider for an additional charge, called the Guaranteed Lifetime Withdrawal Benefit (GLWB). Currently we offer two variations of the GLWB rider: Level and Expedite (see "GLWB Variations" below.)

The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below. You may begin taking withdrawals under the GLWB rider immediately or at a later time; however, any withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base (see "Managing Your Withdrawals" below).

In states where approved, you may purchase the GLWB rider if you are at least age [50] and not older than age [85] on the effective date of your contract. The current version of the GLWB is referred to as FlexChoice Access. For contracts issued prior to __________, 2018, or after that date in states where FlexChoice Access is not yet approved, the version of GLWB is referred to as FlexChoice. (Please refer to the GLWB Rate Table at the end of this section for the states in which the GLWB is currently available for purchase.) You may not select this rider together with the GWB v1 rider. Once selected, the GLWB rider may not be terminated except as stated below.

Summary of the GLWB

The following section provides a summary of how the GLWB rider works. A more detailed explanation of the operation of the GLWB rider is provided in the section below called "Operation of the GLWB."

The GLWB rider guarantees that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below (including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee). **The GLWB rider does not guarantee lifetime income if your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or a withdrawal that is an Excess Withdrawal (see "Managing Your Withdrawals" below).**

Under the GLWB rider, we calculate a Benefit Base (the "Benefit Base") that determines the maximum amount you may receive as withdrawals each Contract Year after the Lifetime Withdrawal Age (the "Annual Benefit Payment") without reducing your Benefit Base, and determines the amount of any lifetime payments if the Account Value is reduced to zero. The Benefit Base is multiplied by the applicable GLWB Withdrawal Rate while the Account Value is greater than zero to determine your Annual Benefit Payment. The Benefit Base is multiplied by the applicable GLWB Lifetime Guarantee Rate to determine your Annual Benefit Payment if your Account Value is reduced to zero and lifetime payments are to begin. The Benefit Base will be reduced for any withdrawal prior to the Lifetime Withdrawal Age or any Excess Withdrawal (and any subsequent withdrawals in the Contract Year that an Excess Withdrawal occurs). In any event, withdrawals under the GLWB rider will reduce your Account Value and death benefits.

It is important to recognize that the Benefit Base is not available to be taken as a lump sum or paid as a death benefit and does not establish or guarantee your Account Value or a minimum return for any Investment Portfolio. However, if you cancel the GLWB rider after a waiting period of at least ten (10) years (the "Guaranteed Principal Adjustment Eligibility Date") the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract reduced proportionately for any withdrawals, if greater than the Account Value at the time of the cancellation. (See "Cancellation and Guaranteed Principal Adjustment" below.)

While the GLWB rider is in effect, we may reject subsequent Purchase Payments by sending advance written notice if any of the changes listed in the section "Investment Allocation Restrictions for Certain Riders — Investment Allocation and Other Purchase Payment Restrictions for the GLWB — Potential Restrictions on Subsequent Purchase Payments" occur. Restrictions on subsequent Purchase Payments will remain

As long as your Account Value has not been reduced to zero, your Annual Benefit Payment equals the applicable GLWB Withdrawal Rate multiplied by the Benefit Base.

If your contract is subject to Required Minimum Distributions (see "Required Minimum Distributions" below), your Annual Benefit Payment will be set equal to your Required Minimum Distribution Amount, if greater than the Annual Benefit Payment calculated as described above.

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money — Systematic Withdrawal Program"). While the GLWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.

It is important to note:

- If your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero. Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate (see "GLWB Rate Table") multiplied by the Benefit Base, to you for the rest of your life. If, however, your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

- If your Account Value is reduced to zero prior to the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the GLWB Lifetime Guarantee Rate that corresponds to the Lifetime Withdrawal Age to you for the rest of your life.

- **If your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or because you make an Excess Withdrawal, lifetime payments are not available, no further benefits will be**

payable under the GLWB rider, and the GLWB rider will terminate.

- <u>Joint Lifetime Guarantee Rate option</u>: If your contract has <u>not</u> been continued under Spousal Continuation described below, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

- While we are making Annual Benefit Payments after the Account Value is reduced to zero, no death benefit will be available.

- **If you have selected the GLWB rider, you should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the GLWB rider, because the Benefit Base may not be increased by the Rollup Rate and the GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal may result in a higher GLWB Withdrawal Rate.** If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

- At any time during the Accumulation Phase, you can elect to annuitize under current annuity rates in lieu of continuing the GLWB rider. Annuitization may provide higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB rider. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB rider.

- **For ~~contracts issued prior to FlexChoice~~, 2017 only**: You may elect to receive a lump sum in lieu of lifetime payments. The lump sum value will be determined as of the date the Account Value is reduced to zero and will be a value determined based on the Annual Benefit Payments due to you, not including any Remaining Annual Benefit Payment payable in the current Contract Year. You will have a minimum of 30 days from the date of the Notice of this option to make this election. The lump sum will be payable on the Business Day the Notice is received. Payment of the lump sum will terminate the contract and all obligations of the Company.

GLWB Variations. We currently offer two variations of the GLWB rider. The two variations are Level and Expedite. For ~~contracts issued on or after _____~~ FlexChoice Access, ~~2017,~~these variations are referred to as "~~_____~~FlexChoice Access Level" and "~~_____~~FlexChoice Access Expedite~~.~~." For ~~contracts issued prior to _____~~ FlexChoice, ~~2017the, these~~ variations are referred to as "FlexChoice Level" and "FlexChoice Expedite." The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation you choose. Depending on your expectations and preferences, you can choose the variation that best meets your needs.

Prior to issuance, you must select either:

- Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or

- Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

~~Prior to issuance, you must select either:~~

- ~~Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or~~

- ~~Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.~~

~~For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").~~

Managing Your Withdrawals. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. **If you do take an Excess Withdrawal, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value and reduce the Annual Benefit Payment to the new Benefit Base multiplied by the applicable GLWB Withdrawal Rate.** In addition, you should not take withdrawals of any amount prior to the Lifetime Withdrawal Age. **If you take a withdrawal prior to the Lifetime Withdrawal Age, we will recalculate the Benefit Base in the same proportion that the withdrawal (including any withdrawal charge) reduces the Account Value. These reductions in the Benefit Base caused by withdrawals prior to the Lifetime Withdrawal Age, and in the Benefit Base and the Annual Benefit Payment caused by Excess Withdrawals, may be significant.** You are still eligible to receive lifetime payments so long as the Excess Withdrawal or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. **An Excess Withdrawal (or any withdrawal prior to Lifetime Withdrawal Age) that reduces the Account Value to zero will terminate the contract and cause lifetime payments to not be available.**

If you take an Excess Withdrawal in a Contract Year, you may be able to reduce the impact of the Excess Withdrawal on your Benefit Base and Annual Benefit Payment by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce your Benefit Base (and Annual Benefit Payment). The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will reduce your Benefit Base and Annual Benefit Payment. For an example of taking multiple withdrawals in this situation, see Appendix D, "Withdrawals – Withdrawals After the Lifetime Withdrawal Age – Excess Withdrawals."

because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero (see "Annual Benefit Payment" above). Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate multiplied by the Benefit Base, to you for the rest of your life. If your Account Value is reduced to zero after the Lifetime Withdrawal Age because there are insufficient funds to deduct any rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

- <u>Joint Lifetime Guarantee Rate Option: At the time your Account Value is reduced to zero, we will then begin making monthly payments using the applicable Single Lifetime Guarantee Rate unless you elect to have your Annual Benefit Payments paid for the life of you and your spouse using the applicable Joint Lifetime Guarantee Rate. You may elect a Joint Lifetime Guarantee rate only if 1) your spouse is no younger than the Minimum Spousal Age and 2) your contract has not been continued under the Spousal Continuation provision described above.</u>

Different Versions of the GLWB. From time to time, we may introduce new versions of the GLWB rider. If we introduce a new version of the rider, we generally will do so by updating the GLWB Rate Table to show the new version, together with any prior versions, the dates each rider version was offered, and the specific rates and other terms applicable to each version. Changes to the GLWB Rate Table after the date of this prospectus, reflecting a new version of the rider, will be made in a supplement to the prospectus.

GLWB RATE TABLE[TO BE UPDATED BY AMENDMENT]

FlexChoice Access Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)	
__/__/17[1]	—	[5.00]%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	*Age at 1st Withdrawal After Age 59½*	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
						59½ to less than 65	*[4.00]%*	*[4.00]%*	*[3.00]%*
						65 to less than 75	*[5.00]%*	*[5.00]%*	*[4.00]%*
						75 to less than 80	*[5.25]%*	*[5.25]%*	*[4.25]%*
						80+	*[5.75]%*	*[5.75]%*	*[4.75]%*
05/02/16 __/__/17 18[1]	—	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	*Age at 1st Withdrawal After Age 59½*	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
						59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	4.00%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

FlexChoice Access Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)		
						~~Age at 1st Withdrawal After Age 59½~~	~~Withdrawal Rate~~	~~Age When Account Value is Reduced to Zero~~	~~Single Lifetime Guarantee Rate~~	~~Joint Lifetime Guarantee Rate~~
~~[__/__/17][1]~~	~~—~~	~~[5.00]%~~	~~10th Contract Anniversary~~	~~59½~~	~~Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.~~	~~59½ to less than 65~~	~~[5.00]%~~	~~79 or younger~~	~~[3.00]%~~	~~[2.00]%~~
								~~80+~~	~~[3.25]%~~	~~[2.25]%~~
						~~65 to less than 75~~	~~[6.00]%~~	~~79 or younger~~	~~[4.00]%~~	~~[3.00]%~~
								~~80+~~	~~[4.25]%~~	~~[3.25]%~~
						~~75 to less than 80~~	~~[6.00]%~~	~~79 or younger~~	~~[4.00]%~~	~~[3.00]%~~
								~~80+~~	~~[4.25]%~~	~~[3.25]%~~
						~~80+~~	~~[6.75]%~~	~~79 or younger~~	~~N/A~~	~~N/A~~
								~~80+~~	~~[5.00]%~~	~~[4.00]%~~
						Age at 1st Withdrawal After Age 59½	Withdrawal Rate	Age When Account Value is Reduced to Zero	Single Lifetime Guarantee Rate	Joint Lifetime Guarantee Rate
~~05/02/16~~ __/__/~~17~~ 18[1]	—	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

FlexChoice Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate *(When Account Value is greater than $0)*[2]		GLWB Lifetime Guarantee Rate *(When Account Value is reduced to $0)*	
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
05/02/16	__/__/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	4.00%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

FlexChoice Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate *(When Account Value is greater than $0)*[2]		GLWB Lifetime Guarantee Rate *(When Account Value is reduced to $0)*		
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Age When Account Value is Reduced to Zero*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
05/02/16	__/__/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

(1). The GLWB FlexChoice Access currently is available for purchase in all states except [_____]. The GLWB Death Benefit is currently FlexChoice currently is available for purchase in all states except only in [_____]. The GLWB Death Benefit is available for purchase in all states.

2. When the Account Value is greater than $0, only one GLWB Withdrawal Rate will apply. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age and is independent of your election of payments using the applicable Single or Joint Lifetime Guarantee Rate when your Account Value is reduced to $0.

Distribution, please see the most recent amendment to Brighthouse Financial's Form 10 (SEC File No. 001-37905), available via the SEC's EDGAR system on itswebsite at https://www.sec.gov/edgar/searchedgar/companysearch.html.

No assurances can be given regarding the final form the Distribution (or any alternative separation transaction) may take or the specific terms thereof, or that the Distribution (or any other form of separation) will in fact occur. However, any separation transaction will not affect the terms or conditions of your variable contract. BLIC will remain fully responsible for its contractual obligations to variable contract owners, and you should carefully consider the potential impact of any separation transaction that may occur on BLIC's financial strength and claims-paying ability.

The Separate Account

We have established a *Separate Account*, Brighthouse Separate Account A (Separate Account), to hold the assets that underlie the contracts. (Prior to March 6, 2017, the Separate Account was known as MetLife Investors USA Separate Account A.) The Board of Directors of MetLife Investors USA Insurance Company (MetLife Investors) adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. On November 14, 2014, following the close of business MetLife Investors merged into BLIC (formerly known as MetLife Insurance Company USA) and the Separate Account became a separate account of BLIC. We have registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we will notify you of any such changes and we guarantee that the modification will not affect your Account Value.

We are obligated to pay all money we owe under the contracts — such as death benefits and income payments — even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit, optional Guaranteed Withdrawal Benefit, or optional Guaranteed Lifetime Withdrawal Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. BLIC is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

The investment advisers to certain of the Investment Portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, BLIC has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.

Distributor

We have entered into a distribution agreement with our affiliate, Brighthouse Securities, LLC (Distributor), 11225 North Community House Road, Charlotte, NC 28277, for the distribution of the contracts. Prior to March 6, 2017, the distributor of the contracts was MetLife Investors Distribution Company. Distributor Both the Company and Distributor are indirect, wholly owned subsidiaries of BHF. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

Distributor, and in certain cases, we, have entered into selling agreements with ~~other~~unaffiliated selling firms for the sale of the contracts. <u>No selling firms are affiliated with us or Distributor</u>. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including sales distribution expenses.

All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See the Investment Portfolio prospectuses for more information.) These payments range up to 0.55% of Separate Account assets invested in the particular Investment Portfolio.

Selling Firms

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with <u>unaffiliated</u> selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Registered representatives of the selling firms may also receive non-cash compensation, pursuant to their firm's guidelines, directly from us or Distributor.

Compensation Paid to Selling Firms. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 7% of Purchase Payments, along with annual trail commissions up to 1% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments (The Income

Phase).") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items may include expenses for conference or seminar trips, certain gifts, prizes, and awards.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

Additional Compensation for Selected Selling Firms. We and Distributor have entered into distribution arrangements with certain selected unaffiliated selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance contracts (including the contracts offered by this prospectus) and may also depend on meeting thresholds in the sale of certain of our insurance contracts (other than the contracts offered by this prospectus). They may also include payments we make to cover the cost of marketing or other support services provided for or by registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with the selling firms identified in the Statement of Additional Information.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling

The Variable Annuity Contract

issued by

BRIGHTHOUSE LIFE INSURANCE COMPANY

and

BRIGHTHOUSE SEPARATE ACCOUNT A

Brighthouse Prime Options

May 1, 2017 (as revised __________, 20172018)

This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company (BLIC, the Company, or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.

The annuity contract has 58 investment choices — a Fixed Account that offers an interest rate guaranteed by us, and 57 Investment Portfolios listed below. You can put your money in the Fixed Account andWe restrict the investment choices available to you if you elect the GLWB rider/.or any of Please see "these Purchase Payments — Investment PortfoliosAllocation Restrictions for Certain Riders" for more information about investment allocation and other Purchase Payment restrictions applicable to optional riders.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (Series II)

Invesco V.I. Equity and Income Fund
Invesco V.I. International Growth Fund

American Funds Insurance Series® (Class 4)

American Funds Bond Fund
American Funds Global Growth Fund
American Funds Global Small Capitalization Fund
American Funds Growth-Income Fund

Brighthouse Funds Trust I (formerly Met Investors Series Trust)

AB Global Dynamic Allocation Portfolio (Class B)
Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (Class B)
American Funds® Balanced Allocation Portfolio (Class C)
American Funds® Growth Portfolio (Class C)
American Funds® Moderate Allocation Portfolio (Class C)
AQR Global Risk Balanced Portfolio (Class B)
BlackRock Global Tactical Strategies Portfolio (Class B)
BlackRock High Yield Portfolio (Class B)
Brighthouse Asset Allocation 100 Portfolio (Class B) (formerly MetLife Asset Allocation 100 Portfolio)
Brighthouse Balanced Plus Portfolio (Class B) (formerly MetLife Balanced Plus Portfolio)
Brighthouse/Aberdeen Emerging Markets Equity Portfolio (Class B) (formerly Met/Aberdeen Emerging Markets Equity Portfolio)
Clarion Global Real Estate Portfolio (Class B)
Harris Oakmark International Portfolio (Class B)
Invesco Balanced-Risk Allocation Portfolio (Class B)
Invesco Comstock Portfolio (Class B)
Invesco Mid Cap Value Portfolio (Class B)
Invesco Small Cap Growth Portfolio (Class B)
JPMorgan Global Active Allocation Portfolio (Class B)
Loomis Sayles Global Markets Portfolio (Class B)
MetLife Multi-Index Targeted Risk Portfolio (Class B)
MFS® Research International Portfolio (Class B)
Morgan Stanley Mid Cap Growth Portfolio (Class B)
PanAgora Global Diversified Risk Portfolio (Class B)
Pyramis® Government Income Portfolio (Class B)
Pyramis® Managed Risk Portfolio (Class B)
Schroders Global Multi-Asset Portfolio (Class B)
SSGA Growth and Income ETF Portfolio (Class B)
T. Rowe Price Large Cap Value Portfolio (Class B)

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our Fixed Account and the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select the optional Guaranteed Lifetime Withdrawal Benefit (GLWB) or the optional Lifetime Withdrawal Guarantee (LWG). (The version of the GLWB that is currently available is referred to as FlexChoice Access.) We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and any guaranteed amounts due under the GLWB or LWG. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information — The Separate Account.")

The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 8%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees. If you die during the Accumulation Phase, your Beneficiary (or Beneficiaries) will receive the death benefit under your contract (see "Death Benefit" for more information).

The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life

we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract.

You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase. There is no death benefit during the Income Phase, however, depending on the Annuity Option you elect, any remaining guarantee (i.e., cash refund amount or guaranteed Annuity Payments) will be paid to your Beneficiary (or Beneficiaries) (see "Annuity Payments (The Income Phase)" for more information).

Tax Deferral and Qualified Plans. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

State Variations. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, Free Look rights, age issuance limitations, transfer rights and limitations, the right to reject Purchase Payments, the right to assess transfer fees, requirements for unisex annuity rates, the general availability of certain riders, and the availability of certain features of riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.

Free Look. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you

Additional Optional Rider Charges (Note 1)

Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider Charges
(as a percentage of the Benefit Base (Note 2))

GLWB — maximum charge for all versions	2.00%
GLWB — current charge for FlexChoice Access (Note 3)	~~1.45%~~
	1.35%
GLWB — current charge for FlexChoice (Note 3)	1.20%

GLWB Death Benefit Rider Charges (Note ~~3~~ 4)
(as a percentage of the GLWB Death Benefit Base (Note ~~4~~ 5))

GLWB Death Benefit — maximum charge	1.20%
GLWB Death Benefit — current charge	0.65%

~~**Lifetime Withdrawal Guarantee Rider Charges**~~
~~(as a percentage of the Total Guaranteed Withdrawal Amount (Note 5))~~

~~Lifetime Withdrawal Guarantee (Single Life version) — maximum charge~~	~~1.60%~~
~~Lifetime Withdrawal Guarantee (Single Life version) — current charge~~	~~1.40%~~
~~Lifetime Withdrawal Guarantee (Joint Life version) — maximum charge~~	~~1.80%~~
~~Lifetime Withdrawal Guarantee (Joint Life version) — current charge~~	~~1.55%~~

Lifetime Withdrawal Guarantee Rider Charges
(as a percentage of the Total Guaranteed Withdrawal Amount (Note 6))

Lifetime Withdrawal Guarantee (Single Life version) — maximum charge	1.60%
Lifetime Withdrawal Guarantee (Single Life version) — current charge	1.40%
Lifetime Withdrawal Guarantee (Joint Life version) — maximum charge	1.80%
Lifetime Withdrawal Guarantee (Joint Life version) — current charge	1.55%

Note 1. You may only elect one living benefit rider at a time. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses — Lifetime Withdrawal Guarantee and Guaranteed Withdrawal Benefit — Rider Charge.")

Note 2. On the issue date, the Benefit Base is set at an amount equal to your initial Purchase Payment. The Benefit Base is adjusted for subsequent Purchase Payments and may be adjusted for withdrawals. See "Living Benefits – Guaranteed Lifetime Withdrawal Benefit" for a definition of the term Benefit Base. The GLWB rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in the table. (See "Expenses.") For contracts issued with the GLWB prior to _____, 2017, the GLWB rider charge was 1.20% at contract issue.

Note 3 In states where approved, the version of the GLWB elected with contracts issued on and after _____, 2018, is referred to as FlexChoice Access. Contracts issued with the GLWB prior to _____, 2018, or on or after such date in states where FlexChoice Access is not yet approved, are issued with FlexChoice. FlexChoice Access is currently available for purchase in all states[except _____]. Please speak with your registered representative if you have questions about the version of GLWB you elected. See "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" for more information about FlexChoice and FlexChoice Access.

Note 34. The GLWB Death Benefit may only be elected if the GLWB rider is elected. The GLWB Death Benefit is currently notis available for purchase in all states with FlexChoice Access[, except _____ The] GLWB Death Benefit currently is not available for purchase with FlexChoice in the State of Washington.

Note 45. On the issue date, the GLWB Death Benefit Base is set at an amount equal to your initial Purchase Payment. The GLWB Death Benefit Base is adjusted for subsequent Purchase Payments and all withdrawals. See "Living Benefits – Guaranteed Lifetime Withdrawal Benefit – GLWB Death Benefit" for a definition of the term GLWB Death Benefit Base. The GLWB rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in the table. (See "Expenses.")

Note 56. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may increase with additional Purchase Payments and may be adjusted for withdrawals. See "Living Benefits — Lifetime Withdrawal Guarantee" for a definition of the term Total Guaranteed Withdrawal Amount. The Lifetime Withdrawal Guarantee rider charges may increase upon an Automatic Annual Step-Up, but they will not exceed the maximum charges listed in this table. (See "Expenses — Lifetime Withdrawal Guarantee — Rider Charge.")

Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.

Allocation of Purchase Payments

When you purchase a contract, we will allocate your Purchase Payment to the Fixed Account and/or any of the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the Fixed Account if any of the following conditions exist:

* the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate indicated in your contract; or

* your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit; we will notify you of any such maximum allocation limit); or

* a transfer was made out of the Fixed Account within the previous 180 days.

Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A *Business Day* is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information — Requests and Elections.")

We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.

In the future, we may change the investment options that are available to you if you select certain optional riders. If you elect an optional rider and we later remove an

investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option.

If you choose the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GLWB" until the rider terminates.

If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while a Dollar Cost Averaging (DCA) program is in effect, we will not allocate the additional Purchase Payment to the DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the DCA program. (See "Investment Options — Dollar Cost Averaging Program.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios (including the Fixed Account), we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.

We reserve the right to make certain changes to the Investment Portfolios. (See "Investment Options — Substitution of Investment Options.")

Investment Allocation Restrictions for Certain Riders

Investment Allocation ~~Restrictions For Contracts Issued with~~ and Other Purchase Payment Restrictions for the GLWB~~on or after _____, 2017~~

[~~INVESTMENT OPTIONS AND PERCENTAGES TO BE UPDATED~~ **Investment Allocation Restrictions for FlexChoice Access GLWB**~~BY AMENDMENT~~]

Allocation. If you elect the GLWB rider, you must comply with certain investment allocation restrictions.

Specifically, you must allocate according to either (A) or (B) below:

(A) You must allocate:

- 100% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio~~, Option A portfolio~~ Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, ~~Option A~~American Funds® ~~portfolio~~Balanced Allocation Portfolio, ~~Option A~~American Funds® ~~portfolio~~Moderate Allocation Portfolio, ~~and~~AQR Global Risk Balanced Portfolio~~,~~ BlackRock Global Tactical Strategies Portfolio, Brighthouse Asset Allocation 20 Portfolio, Brighthouse Asset Allocation 40 Portfolio, Brighthouse Asset Allocation 60 Portfolio, Brighthouse Balanced Plus Portfolio, Franklin Income VIP Fund, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, Loomis Sayles Global Markets Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis® Managed Risk Portfolio, Schroders Global Multi-Asset Portfolio, or ~~Option A portfolio~~SSGA Growth and~~]~~ Income ETF Portfolio (you may not allocate Purchase Payments to the Dollar Cost Averaging program).

OR

(B) You must allocate:

- *up to* ~~[70%]~~% of Purchase Payments or Account Value to [Platform 1] portfolios; and

- *at least* ~~[]%~~ 30% of Purchase Payments or Account Value to [Platform 2] portfolios.

(You may not allocate Purchase Payments to the Dollar Cost Averaging program ~~under option (B)~~.)

The investment options in each Platform are:

[Platform 1]

AB Global Dynamic Allocation Portfolio
Allianz Global Investors Dynamic Multi~~[Option B1 portfolio~~Asset Plus Portfolio
~~Option B1 portfolio~~American Funds Global Growth Fund Portfolio
~~Option B1 portfolio~~American Funds Global Small Capitalization Fund Portfolio
American Funds Growth~~]~~-Income Fund Portfolio
American Funds® Balanced Allocation Portfolio
American Funds® Growth Portfolio
American Funds® Moderate Allocation Portfolio
AQR Global Risk Balanced Portfolio
BlackRock Global Tactical Strategies Portfolio
Brighthouse Asset Allocation 100 Portfolio
Brighthouse Asset Allocation 20 Portfolio
Brighthouse Asset Allocation 40 Portfolio
Brighthouse Asset Allocation 60 Portfolio
Brighthouse Asset Allocation 80 Portfolio
Brighthouse Balanced Plus Portfolio
Brighthouse/Aberdeen Emerging Markets Equity Portfolio
Brighthouse/Wellington Core Equity Opportunities Portfolio
Clarion Global Real Estate Portfolio
ClearBridge Variable Aggressive Growth Portfolio
ClearBridge Variable Appreciation Portfolio
ClearBridge Variable Dividend Strategy Portfolio
ClearBridge Variable Small Cap Growth Portfolio
Contrafund® Portfolio
Franklin Income VIP Fund Portfolio
Franklin Mutual Shares VIP Fund Portfolio
Franklin Small Cap Value VIP Fund Portfolio
Harris Oakmark International Portfolio
Invesco Balanced-Risk Allocation Portfolio
Invesco Comstock Portfolio
Invesco Mid Cap Value Portfolio
Invesco Small Cap Growth Portfolio
Invesco V.I. Equity and Income Fund Portfolio
Invesco V.I. International Growth Fund Portfolio
JPMorgan Global Active Allocation Portfolio
Loomis Sayles Global Markets Portfolio
MetLife Multi-Index Targeted Risk Portfolio
MFS® Research International Portfolio
Mid Cap Portfolio
Morgan Stanley Mid Cap Growth Portfolio
Oppenheimer Main Street Small Cap Fund®/VA Portfolio
PanAgora Global Diversified Risk Portfolio
Pioneer Mid Cap Value VCT Portfolio

determine or change the classification of an investment option in the event that an investment option is added, deleted, substituted, merged or otherwise reorganized. You will not be required to reallocate Purchase Payments or Account Value that you allocated to an investment option before we changed its classification, unless you make a new Purchase Payment or request a transfer among investment options (other than pursuant to rebalancing). If you make a new Purchase Payment or request a transfer among investment options, you will be required to take the new classification into account in the allocation of your entire Account Value. We will provide you with prior written notice of any changes in classification of investment options. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy..

Investment Allocation Restrictions ~~For~~for Contracts Issued with ~~the~~FlexChoice GLWB~~prior to _____, 2017~~

If you elected the GLWB rider prior to _____, 2017,, you must comply with certain investment allocation restrictions. Specifically, you must allocate according to Platform 1 and Platform 2 below. If you elect the GLWB, you may not participate in the Dollar Cost Averaging (DCA) program.

Platform 1

You must allocate:

• a minimum of 80% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio, Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Brighthouse Balanced Plus Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Aggregate Bond Index Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis® Government Income Portfolio, Pyramis ® Managed Risk Portfolio, and Schroders Global Multi-Asset Portfolio.

AND

Platform 2

You may allocate:

• a maximum of 20% of Purchase Payments or Account Value among the American Funds ® Balanced Allocation Portfolio, American Funds ® Moderate Allocation Portfolio, Brighthouse Asset Allocation 20 Portfolio, Brighthouse Asset Allocation 40 Portfolio, Brighthouse Asset Allocation 60 Portfolio, and SSGA Growth and Income ETF Portfolio.

The investment choices listed in Platform 1 above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis® Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GLWB rider is not selected may offer the potential for higher returns. Before you select a GLWB rider, you and your financial representative should carefully consider whether the investment choices available with the GLWB rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.

Restrictions on Investment Allocations After the GLWB Rider Terminates. If you elected the GLWB rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios, but not to the Fixed Account. For information on the termination of the GLWB rider, see the description of the GLWB in the "Living Benefits — Guaranteed Lifetime Withdrawal Benefit" section.

Subsequent Purchase Payments. Subsequent Purchase Payments must be allocated in accordance with the above investment allocation restrictions.

Your Purchase Payments and transfer requests must be allocated in accordance with the above investment allocation restrictions. We will reject any Purchase Payments or transfer requests that do not comply with the above investment allocation restrictions.

Rebalancing. We will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the investment allocation restrictions described above. We will also rebalance your Account Value when we receive a or Account Value, or both, at any time in our sole discretion.

4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

Product Charges

Separate Account Product Charges. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to certain death benefit riders). We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units (*i.e.*, during the Accumulation Phase and the Income Phase — although death benefit charges no longer continue in the Income Phase).

Mortality and Expense Charge. We assess a daily mortality and expense charge that is equal, on an annual basis, to a maximum of 1.15% of the average daily net asset value of each Investment Portfolio.

This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

Administration Charge. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses

are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

Death Benefit Rider Charges. If you select one of the following death benefit riders, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Phase) is equal, on an annual basis, to the percentages below of the average daily net asset value of each Investment Portfolio:

Annual Step-Up Death Benefit	0.25%
Additional Death Benefit–Earnings Preservation Benefit	0.25%

Please check with your registered representative regarding which death benefits are available in your state.

See "GLWB Death Benefit – Rider Charge" below for information on the GLWB Death Benefit charge.

Account Fee

During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $50 from your contract as an account fee for the prior Contract Year if the Account Value is less than $75,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $75,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.

Guaranteed Lifetime Withdrawal Benefit — Rider Charge

The For the FlexChoice Access GLWB rider, the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider is available for an additional charge of 1.45%1.35% of the Benefit Base (see "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — Operation of the GLWB"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your Account Value in the Separate Account. For ~~contracts issued with the GLWB prior to _____~~ the FlexChoice GLWB rider, ~~2017,~~ the ~~GLWB~~ rider charge ~~was 1.20% at contract issue~~ is 1.20%.

We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or (b) the current rate that we would charge for the same rider with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/ Annuitant, or the assignment.

If a GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the rider, no GLWB rider charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

GLWB Death Benefit — Rider Charge

The GLWB Death Benefit may only be elected if you have also elected the GLWB rider.

The GLWB Death Benefit is available for an additional charge of 0.65% of the GLWB Death Benefit Base (see "Living Benefits — Guaranteed Lifetime Withdrawal Benefit — GLWB Death Benefit"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your Account Value in the Separate Account. We take amounts from the investment options that are part of the Separate Account by

canceling accumulation units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB Death Benefit maximum charge (1.20%) or (b) the current rate that we would charge for the same optional death benefit with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.

If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB Death Benefit charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/Annuitant, or the assignment.

If the GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the GLWB rider, no GLWB Death Benefit charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.

Withdrawal Charge

We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then

2. The free withdrawal amount described below (deducted from Purchase Payments not previously withdrawn, in the order such Purchase Payments were

- *Investment Allocation Restrictions*

  - Under the GLWB rider, you must comply with certain investment allocation restrictions. See "Purchase – Investment Allocation Restrictions for Certain Riders – Investment Allocation and Other Purchase Payment Restrictions for the GLWB."

  - Under the LWG rider, you may allocate your purchase payments among any of the available Investment Portfolios and/or the Fixed Account.

- *Death Benefits*

  - If you elect the GLWB rider, you may also elect the optional GLWB Death Benefit for an additional charge, or the Annual Step-Up Death Benefit for an additional charge. However, you may not elect the Earnings Preservation Benefit. See "GLWB Death Benefit," "Optional Death Benefit - Annual Step-Up," and "Additional Death Benefit – Earnings Preservation Benefit" below.

  - The LWG rider provides an additional death benefit at no extra charge. You may also elect the Annual Step-Up Death Benefit for an additional charge and/ or the Earnings Preservation Benefit for an additional charge. See "Operation of the Lifetime Withdrawal Guarantee – Additional Information," "Optional Death Benefit - Annual Step-Up," and "Additional Death Benefit – Earnings Preservation Benefit" below.

- *Cancellation*

  - You may elect to cancel the GLWB rider on the contract anniversary every five Contract Years for the first 10 Contract Years and annually thereafter.

  - You may elect to cancel the LWG rider on the contract anniversary every five Contract Years for the first 15 Contract Years and annually thereafter.

Both the GLWB rider and LWG rider are described in detail below.

Guaranteed Lifetime Withdrawal Benefit

If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to guarantee that you will receive lifetime income regardless of investment performance (subject to the conditions described in "Operation of the GLWB" below, including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess

Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee), we offer a rider for an additional charge, called the Guaranteed Lifetime Withdrawal Benefit (GLWB). Currently we offer two variations of the GLWB rider: Level and Expedite (see "GLWB Variations" below.)

The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below. You may begin taking withdrawals under the GLWB rider immediately or at a later time; however, any withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base (see "Managing Your Withdrawals" below).

In states where approved, you may purchase the GLWB rider if you are at least age [50] and not older than age [85] on the effective date of your contract. The current version of the GLWB is referred to as FlexChoice Access. For contracts issued prior to _____, 2018, or after that date in states where FlexChoice Access is not yet approved, the version of GLWB is referred to as FlexChoice. (Please refer to the GLWB Rate Table at the end of this section for the states in which the GLWB is currently available for purchase.) You may not select this rider together with the LWG rider or the Earnings Preservation Benefit. Once selected, the GLWB rider may not be terminated except as stated below.

Summary of the GLWB

The following section provides a summary of how the GLWB rider works. A more detailed explanation of the operation of the GLWB rider is provided in the section below called "Operation of the GLWB."

The GLWB rider guarantees that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below (including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee). **The GLWB rider does not guarantee lifetime income if your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or a withdrawal that is an Excess Withdrawal (see "Managing Your Withdrawals" below).**

to receive under the GLWB rider (see "Managing Your Withdrawals" below).

On each contract anniversary on or before the Rollup Rate Period End Date (see "GLWB Rate Table"), if no withdrawals occurred in the previous Contract Year, the Benefit Base will be increased by an amount equal to the Rollup Rate (see "GLWB Rate Table") multiplied by the Benefit Base before such increase. The Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that contract anniversary, or (2) after the Rollup Rate Period End Date. The Rollup Rate, if applicable, is applied before deducting any rider charge and before taking into account any Automatic Step-Up occurring on such contract anniversary (see "Automatic Step-Up" below).

Annual Benefit Payment. After the Lifetime Withdrawal Age, the *Annual Benefit Payment* is the maximum amount that may be withdrawn in the current Contract Year without triggering a Proportional Adjustment to the Benefit Base (prior to the Lifetime Withdrawal Age, there is no Annual Benefit Payment). After the Lifetime Withdrawal Age, the initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the applicable *GLWB Withdrawal Rate*. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal will result in a higher GLWB Withdrawal Rate. The GLWB Withdrawal Rate will not change once determined. If the Benefit Base is later recalculated (for example, because of additional Purchase Payments, the Automatic Step-Up, or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Benefit Base multiplied by the GLWB Withdrawal Rate.

Each time a withdrawal is made in a Contract Year, we decrease the Annual Benefit Payment for that Contract Year by such withdrawal and the remaining amount is the "Remaining Annual Benefit Payment." If the Benefit Base is increased due to a subsequent Purchase Payment, causing the Annual Benefit Payment to increase, the Remaining Annual Benefit Payment will increase by the same amount the Annual Benefit Payment increased.

As long as your Account Value has not been reduced to zero, your Annual Benefit Payment equals the applicable GLWB Withdrawal Rate multiplied by the Benefit Base.

If your contract is subject to Required Minimum Distributions (see "Required Minimum Distributions" below), your Annual Benefit Payment will be set equal to your Required Minimum Distribution Amount, if greater than the Annual Benefit Payment calculated as described above.

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money — Systematic Withdrawal Program"). While the GLWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.

It is important to note:

- If your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero. Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate (see "GLWB Rate Table") multiplied by the Benefit Base, to you for the rest of your life. If, however, your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

- If your Account Value is reduced to zero prior to the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the GLWB Lifetime Guarantee Rate that corresponds to the Lifetime Withdrawal Age to you for the rest of your life.

- **If your Account Value is reduced to zero due to a withdrawal prior to the Lifetime Withdrawal Age or because you make an Excess Withdrawal, lifetime payments are not available, no further benefits will be payable under the GLWB rider, and the GLWB rider will terminate.**

- Joint Lifetime Guarantee Rate option: If your contract has not been continued under Spousal Continuation described below, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

- While we are making Annual Benefit Payments after the Account Value is reduced to zero, no death benefit will be available.

- **If you have selected the GLWB rider, you should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the GLWB rider, because the Benefit Base may not be increased by the Rollup Rate and the GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal may result in a higher GLWB Withdrawal Rate.** If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

- At any time during the Accumulation Phase, you can elect to annuitize under current annuity rates in lieu of continuing the GLWB rider. Annuitization may provide higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB rider. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB rider.

- **For** ~~contracts issued prior to _____ FlexChoice~~ **, 2017 only**: You may elect to receive a lump sum in lieu of lifetime payments. The lump sum value will be determined as of the date the Account Value is reduced to zero and will be a value determined based on the Annual Benefit Payments due to you, not including any Remaining Annual Benefit Payment payable in the current Contract Year. You will have a minimum of 30 days from the date of the Notice of this option to make this election. The lump sum will be payable on the Business Day the Notice is received.

Payment of the lump sum will terminate the contract and all obligations of the Company.

GLWB Variations. We currently offer two variations of the GLWB rider. The two variations are Level and Expedite. For ~~contracts issued on or after _____~~ FlexChoice Access, ~~2017,~~ these variations are referred to as "~~_____~~ FlexChoice Access Level" and "~~_____~~ FlexChoice Access Expedite~~.~~." For ~~contracts issued prior to _____~~ FlexChoice, ~~2017~~ the~~, these~~ variations are referred to as "FlexChoice Level" and "FlexChoice Expedite." The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation you choose. Depending on your expectations and preferences, you can choose the variation that best meets your needs.

Prior to issuance, you must select either:

- Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or

- Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

~~Prior to issuance, you must select either:~~

- ~~Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or~~

- ~~Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.~~

~~For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").~~

Managing Your Withdrawals. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the you notify us of your decision to decline the Automatic Step-Up, you will no longer be eligible for future Automatic Step-Ups until you notify us in writing at our Annuity Service Center that you wish to reinstate the Automatic Step-Ups (see "Guaranteed Lifetime Withdrawal Benefit — Automatic Step-Up" above.)

Termination of the GLWB Death Benefit. If the GLWB rider is cancelled or terminated as described above under "Guaranteed Lifetime Withdrawal Benefit — Termination of the GLWB Rider", the GLWB Death Benefit will terminate and the GLWB Death Benefit charge will no longer be deducted.

Spousal Continuation. For information on Spousal Continuation, see the "Operation of the GLWB — Spousal Continuation" section.

GLWB Rate Table

The GLWB Rate Table lists the following for the GLWB rider.

*   Rollup Rate: Prior to the Rollup Rate Period End Date, the minimum rate at which the Benefit Base is increased at each contract anniversary if a withdrawal has not occurred in the previous Contract Year.

*   Rollup Rate Period End Date: The period of time following the contract issue date during which the Benefit Base (and the GLWB Death Benefit Base, if applicable) will be increased by an amount equal to the Rollup Rate multiplied by the Benefit Base (or GLWB Death Benefit Base, if applicable).

*   GLWB Withdrawal Rate: After the Lifetime Withdrawal Age, if you take withdrawals that do not exceed the GLWB Withdrawal Rate multiplied by the Benefit Base (the "Annual Benefit Payment") such withdrawals will not reduce the Benefit Base and Annual Benefit Payment. (Taking withdrawals that exceed the Annual Benefit Payment will reduce the Benefit Base and Annual Benefit Payment and may have a significant negative impact on the value of the benefits available under the GLWB — see "Operation of the GLWB — Managing Your Withdrawals.") For IRAs and other Qualified Contracts, also see "Operation of the GLWB — Required Minimum Distributions."

*   GLWB Lifetime Guarantee Rate: If your Account Value is reduced to zero after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in

effect at the time the Account Value is reduced to zero (see "Annual Benefit Payment" above). Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate multiplied by the Benefit Base, to you for the rest of your life. If your Account Value is reduced to zero after the Lifetime Withdrawal Age because there are insufficient funds to deduct any rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.

*   Joint Lifetime Guarantee Rate Option: At the time your Account Value is reduced to zero, we will then begin making monthly payments using the applicable Single Lifetime Guarantee Rate unless you elect to have your Annual Benefit Payments paid for the life of you and your spouse using the applicable Joint Lifetime Guarantee Rate. You may elect a Joint Lifetime Guarantee rate only if 1) your spouse is no younger than the Minimum Spousal Age and 2) your contract has not been continued under the Spousal Continuation provision described above.

Different Versions of the GLWB. From time to time, we may introduce new versions of the GLWB rider. If we introduce a new version of the rider, we generally will do so by updating the GLWB Rate Table to show the new version, together with any prior versions, the dates each rider version was offered, and the specific rates and other terms applicable to each version. Changes to the GLWB Rate Table after the date of this prospectus, reflecting a new version of the rider, will be made in a supplement to the prospectus.

GLWB RATE TABLE~~[TO BE UPDATED BY AMENDMENT]~~

FlexChoice Access Level

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate *(When Account Value is greater than $0)*[2]		GLWB Lifetime Guarantee Rate *(When Account Value is reduced to $0)*	
~~__/__/17[1]~~	—	~~[5.00]%~~	~~10th Contract Anniversary~~	~~59½~~	~~Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.~~	~~*Age at 1st Withdrawal After Age 59½*~~	~~*Withdrawal Rate*~~	~~*Single Lifetime Guarantee Rate*~~	~~*Joint Lifetime Guarantee Rate*~~
						~~59½ to less than 65~~	~~[4.00]%~~	~~[4.00]%~~	~~[3.00]%~~
						~~65 to less than 75~~	~~[5.00]%~~	~~[5.00]%~~	~~[4.00]%~~
						~~75 to less than 80~~	~~[5.25]%~~	~~[5.25]%~~	~~[4.25]%~~
						~~80+~~	~~[5.75]%~~	~~[5.75]%~~	~~[4.75]%~~
~~06/27/16~~ __/__/~~17~~ 18[1]	—	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	*Age at 1st Withdrawal After Age 59½*	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
						59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	4.00%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

FlexChoice Access Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)		
						~~Age at 1st Withdrawal After Age 59½~~	~~Withdrawal Rate~~	~~Age When Account Value is Reduced to Zero~~	~~Single Lifetime Guarantee Rate~~	~~Joint Lifetime Guarantee Rate~~
~~[__/__/17]1~~	—	~~[5.00]%~~	~~10th Contract Anniversary~~	~~59½~~	~~Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.~~	~~59½ to less than 65~~	~~[5.00]%~~	~~79 or younger~~	~~[3.00]%~~	~~[2.00]%~~
								~~80+~~	~~[3.25]%~~	~~[2.25]%~~
						~~65 to less than 75~~	~~[6.00]%~~	~~79 or younger~~	~~[4.00]%~~	~~[3.00]%~~
								~~80+~~	~~[4.25]%~~	~~[3.25]%~~
						~~75 to less than 80~~	~~[6.00]%~~	~~79 or younger~~	~~[4.00]%~~	~~[3.00]%~~
								~~80+~~	~~[4.25]%~~	~~[3.25]%~~
						~~80+~~	~~[6.75]%~~	~~79 or younger~~	~~N/A~~	~~N/A~~
								~~80+~~	~~[5.00]%~~	~~[4.00]%~~
						Age at 1st Withdrawal After Age 59½	Withdrawal Rate	Age When Account Value is Reduced to Zero	Single Lifetime Guarantee Rate	Joint Lifetime Guarantee Rate
~~06/27/16~~ __/__/~~17~~ 18[1]	═	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

<u>FlexChoice Level</u>

<u>Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.</u>

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)	
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
06/27/16	__/__/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	4.00%	4.00%	3.00%
						65 to less than 75	5.00%	5.00%	4.00%
						75 to less than 80	5.25%	5.25%	4.25%
						80+	5.75%	5.75%	4.75%

FlexChoice Expedite

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

Date First Available	Date Last Available	Rollup Rate	Rollup Rate Period End Date	Lifetime Withdrawal Age	Minimum Spousal Age	GLWB Withdrawal Rate (When Account Value is greater than $0)[2]		GLWB Lifetime Guarantee Rate (When Account Value is reduced to $0)		
						Age at 1st Withdrawal After Age 59½	*Withdrawal Rate*	*Age When Account Value is Reduced to Zero*	*Single Lifetime Guarantee Rate*	*Joint Lifetime Guarantee Rate*
06/27/16	__/__/18	5.00%	10th Contract Anniversary	59½	Your Spouse's Date of Birth may not be more than 10 years after your Date of Birth.	59½ to less than 65	5.00%	79 or younger	3.00%	2.00%
								80+	3.25%	2.25%
						65 to less than 75	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						75 to less than 80	6.00%	79 or younger	4.00%	3.00%
								80+	4.25%	3.25%
						80+	6.75%	79 or younger	N/A	N/A
								80+	5.00%	4.00%

(1). The GLWB FlexChoice Access currently is available for purchase in all states except [_____]. FlexChoice currently is available for purchase only in [_____].The GLWB Death Benefit is currently available for purchase with FlexChoice Access in all states except where it is offered[,_____ and with FlexChoice in all states where it is offered], except the State of Washington.

2. When the Account Value is greater than $0, only one GLWB Withdrawal Rate will apply. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age and is independent of your election of payments using the applicable Single or Joint Lifetime Guarantee Rate when your Account Value is reduced to $0.

Investors USA Insurance Company (MetLife Investors) adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. On November 14, 2014, following the close of business ~~MetLife Investors merged into BLIC (formerly known as MetLife Insurance Company USA) and~~ the Separate Account became a separate account of BLIC. We have registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we will notify you of any such changes and we guarantee that the modification will not affect your Account Value.

We are obligated to pay all money we owe under the contracts — such as death benefits and income payments — even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit, optional Guaranteed Lifetime Withdrawal Benefit, or optional Lifetime Withdrawal Guarantee benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. BLIC is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

The investment advisers to certain of the Investment Portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, BLIC has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.

Distributor

We have entered into a distribution agreement with our affiliate, Brighthouse Securities, LLC (Distributor), 11225 North Community House Road, Charlotte, NC 28277, for the distribution of the contracts. Prior to March 6, 2017, the distributor of the contracts was MetLife Investors Distribution Company. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

Distributor, and in certain cases, we, have entered into selling agreements with other <u>unaffiliated</u> selling firms for the sale of the contracts. <u>No selling firms are affiliated with us or Distributor.</u> We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including sales distribution expenses.

All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See the Investment Portfolio prospectuses for more information.) These payments range up to 0.55% of Separate Account assets invested in the particular Investment Portfolio.

Selling Firms

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with <u>unaffiliated</u> selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Registered representatives of the selling firms may also receive non-cash compensation, pursuant to their firm's guidelines, directly from us or Distributor.

Compensation Paid to Selling Firms. We and Distributor pay compensation to all <u>unaffiliated</u> selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments to selling firms is 6% of Purchase Payments, along with annual trail commissions up to 0.25% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement.

We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments (The Income Phase).") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items may include expenses for conference or seminar trips, certain gifts, prizes, and awards.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

Additional Compensation for Selected Selling Firms. We and Distributor have entered into distribution arrangements with certain selected unaffiliated selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance contracts (including the contracts offered by this prospectus) and may also depend on meeting thresholds in the sale of certain of our insurance contracts (other than the contracts offered by this prospectus). They may also include payments we make to cover the cost of marketing or other support services provided for or by

registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with the selling firms identified in the Statement of Additional Information.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information — "Distribution" for a list of selling firms that received compensation during 2016, as well as the range of additional compensation paid.)

Requests and Elections

We will treat your request for a contract transaction, or your submission of a Purchase Payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a Purchase Payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a